Date: 02/03/2010	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: First Majestic Silver Corp

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	01/04/2010
Record Date for Voting (if applicable) :	01/04/2010
Beneficial Ownership Determination Date:	01/04/2010
Meeting Date :	27/05/2010
Terminal City Club,
Meeting Location (if available) :	837 West Hastings Street, Vancouver, BC
V6C 1B6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	32076V103	CA32076V1031

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for First Majestic Silver Corp